Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is a transcript from an investor call hosted by Craig Huber of Huber Research Partners with Brian Lawlor, Senior Vice President, Television.

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Final Transcript

E.W. SCRIPPS COMPANY: Scripps – Lawlor Call
October 3, 2014/11:00 a.m. EDT

SPEAKERS

Craig Huber
Brian Lawlor
Carolyn Micheli

PRESENTATION

Moderator
Ladies and gentlemen, thank you for standing by. Welcome to the Scripps–Lawlor Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. (Operator instructions.) As a reminder, this call is being recorded.

I'd now like to turn the conference over to Craig Huber. Please go ahead.

Craig
Hi. Thank you. Good morning, everyone. This is Craig Huber at Huber Research Partners. We're very pleased to have with us today the Scripps Management Team to talk about their industry trends out there and also TV station visits in particular.

With us today, we have Brian Lawlor, Senior Vice President of TV at Scripps; and Carolyn Micheli, Head of Investor Relations. Thanks, Brian and Carolyn, for taking time today, and thank you, investors, of course, for joining us.

Just so everybody knows in advance, this call will last about an hour. I have over 20 questions on the upcoming FCC spectrum auction and the Seattle and Indianapolis situation for TV affiliates in those markets, retransmission revenues, advertising trends, etc. There will be an opportunity for investors to ask questions at the end of this call.

Carolyn and Brian, do you want to say something upfront before we start?

Brian
I'm glad it wasn’t 20 questions just on spectrum; begin to slit my wrists now. Good morning, everybody. Thanks for being on the call, and hopefully, we can provide you some pretty good insight as to how we're looking at the world. Obviously, a lot is changing, as Craig just teed up, and every day we seem to be getting new information that will force us to react to and make decisions on. So, we look forward to sharing some of our thoughts with you all.

Craig
Great. Thanks. Why don’t we start with broadcast spectrum, the topic of the week? Brian, could you please update us on your thoughts on the FCC's plan? A broad question here on the broadcast spectrum, which calls for the reallocation of part of the broadcast TV spectrum to wireless providers by way of an auction in mid-2015. I'm just curious what your thoughts are on that presentation pack that the FCC put out on Wednesday that Greenhill & Company helped put together.

Brian
I think that was interesting. We've been asking for lots of information for a long period of time from the FCC, and we've been asking for maps and interference levels and frequencies and things like that, and they chose to put this out first. It's interesting.

I think they made some assumptions that I think set the foundation for that that we would just—I would call out to you—the first assumption is that they would sell 128 or they'd be able to purchase 128 megahertz of spectrum. So, that’s more than what the order calls for. The goal was to get 120. And I think most folks around the industry have kind of been thinking that somewhere between 50 and 80 was what they would wind up realistically getting. So, 128 appears to be very optimistic.

In addition to that, the prices that they put would mean that they were able to sell 128 megahertz of spectrum. So, if they only get 70 or 80 proportionately, that number would go down, and I think they’ve used a relatively high price on the purchase price of what they think they'd get.

So, I think as we looked at that, all of that needs to be just taken into consideration. It's just a little bit of a guide, but I think it's made on some fairly high illustrations, and then, I think you just scale out the markets. My big takeaway from this if there was something that I thought was the most tangible thing I could take away from this was just the scaling of the markets. What I was able to see was what markets are most important for them to capture spectrum and where are they willing to pay the most for it.

So, if you looked at it, I don't think at the end of the day that the price would be $250 million in San Diego, but it tells you that San Diego, of all of our markets, is the most important market. It's the market where they have the greatest need and where they would be willing to pay the most, and so, that was my takeaway.

So, as you look at any of the groups and as we looked at the groups, what it did for us was call out where are the markets of priority for them. I think most people know they don’t need spectrum all over the country. There's probably only about 40 or 45 markets around the country where they really have a spectrum crunch and a spectrum need. So, those are major cities and along borders and along water. So, I think that’s, as you look at the markets, that’s kind of what you'll see, everything along kind of the northern corridor where you have frequencies from the United States conflicting with frequencies from Canada, you see a premium on some of those markets, on the east coast and the west coast, so I touched on San Diego. You also look at on the east coast, Baltimore, Tampa, West Palm, those are higher than many of the Midwest and the middle of the country markets, and then, as you get down into like Arizona, Texas, you see some higher prices there as well.

So, I think my takeaways are this is just a good guide to show whether the market is a priority for them. At the end of the day, who knows what their starting price will be? Who knows what they'll really get for the spectrum they're selling and how much of it they’ll be able to sell and all of that will dictate what the prices are they're willing to pay?

And as we've seen from the information they’ve provided previously, they plan to scale the spectrum sale. So, they’ll put out an initial price that will be very high and see who's interested, and then, they’ll come back and discount it by 10%, and I'm making that up, but there will be some level of okay, if you're willing to sell your spectrum for 200 million, are you willing to sell it for 180, are you willing to sell it for 160, are you willing to sell it for 140, and kind of see how low they can go and still capture some spectrum.

So, I think of everything I took a look at earlier this week, that was kind of my takeaways, Craig, in terms of just what was substantive for me to learn from and give me some guidance.

Craig	What do you think about—they're talking about timing this mid-2015. There's been a decent amount of talk out there that it may get pushed out further once again. What is your thought on timing here?

Brian	Yes, I do. My opinion is it probably will slide again. They have some lawsuits now. The NAB is suing the FCC over the auction, and it appears that maybe that might push some of the timeline back. I know some of the broadcast companies have also filed suit on this. So, time will tell.

I would say there are still a lot of unanswered questions. There's a lot of questions about just interference and the scope by which your signal will be distributed, and I think in order for broadcasters to be able to commit or not commit to this, we need answers, and so, I think there are still a lot of answers that are forthcoming. So, I do think that there's a—my own personal opinion, again, is that there's a decent likelihood that this will slide further.

Just keep in mind that the congressional order that’s driving this auction says it has to be complete by 2023, and when they start it, they have three years to complete it. So, there's still a ton of flexibility in when this may actually happen.

Craig
Let me ask a simple question just so everybody's on the same page. How many megahertz of spectrum per station are you allocated? How many megahertz do you actually need to broadcast your signal to airways with today's technology?

And along those lines, Brian, if you do add one or two multicast channels, how much spectrum does that use? And also, maybe if you could, just touch on mobile TV, how much that would use.

Brian
Okay. So, we get 6 megahertz of spectrum, and within that, it's broken down to about 19 megabytes, but if you look at just the 6 megahertz that is made available, figure for a network affiliate, Big Four in ABC, NBC, CBS and Fox, who has to provide live sports in a high-quality HD, about two-thirds of that is committed to the network, and that’s actually contractual. Within our network affiliations agreements, we are committing to roughly two-thirds of our spectrum will be isolated and used for our delivery of our primary network signal. So, that leaves us about a third, figure two megabits, two megahertz, that’s still available.

From there, you do have the opportunity to put on some multicast channels. If you do HD, that eats up all of it on one. Most of our secondary channels are not HD channels, and so, you can kind of pack a few into that two megabits. Many stations are doing one or two of those and also doing mobile distribution. And mobile, again, based on the quality of what you want to put out, could use up one or two.

So, there are a couple of different ways to slice it. Now, if you're not a network affiliate and you're not worried about live HD sports, you could probably pack nine or ten television stations into your six megahertz, and maybe we'll do seven or eight plus one or two mobile channels. So, there's a lot of flexibility inside of that, but really, the big thing that eats it up would be live, HD, so you don’t wind up being all pixilated and having a crummy signal. You have to figure about two-thirds of your spectrum is going to be used by the network for that.

Craig
That’s interesting you say that. So, what do you think of the option that the FCC is putting out there that you can potentially sell three of your six megahertz? Does that then preclude broadcast network affiliated stations from actually having a proper signal of the airwaves then?

Brian
Yes. I think that’s a real challenge. I think that our affiliation agreement at the first blush would say that that would not leave us with the amount—the proper amount to be able to cleanly distribute their signal. So, I believe that’s an issue. What you could do is take obviously a Big Four and overlay it with an inde [ph] and you could probably then put the two on repack together and if the inde is not in HD and doesn’t have those same limitations, you could probably get those two repacked onto one station together, but two Big Fours have commitments to the live HD sports. I think there are limitations there.

Craig	Okay. So, what you're saying is these broadcast network affiliate stations can't sell half their spectrum?

Brian	I'm saying there are limitations within our contracts that would need to be addressed.

Craig	But also, are there limitations from a technological standpoint as it stands right now?

Brian
Yes, I think you would. If you had a, I'll make up a scenario, a Fox and a CBS together and using six megahertz that they're sharing, and they're both running Sunday afternoon football, the NFC on one and the AFC on the other, I think you would have a real challenge putting out a clean HD signal for both of those.

Craig
That test market they did in LA somewhat recently here, they called it a successful test. I had to scratch my head over that, but that obviously does not make you feel that people can—they need a lot more spectrum than they're letting on.

Brian	Yes. I think neither of those were Big Four affiliated stations, right, Craig?

Craig	Correct, that’s right, yes.

Brian
And so, I think that’s where the limitation—can you take two regular stations and pack them together into one? Yes, you absolutely can, but I think the ability to take, in our opinion, as we look at it, and I talked to our engineers, as we look at two Big Fours and being able to cleanly run live HD sports at the same time, and look, think about the future, right? This 4K, 4K is going to take even more spectrum, and I think a lot of people believe that there's a good opportunity for 4K and a good viewing experience moving forward. That’s going to require even more of your spectrum. So, I don't see the ability, at least we don’t at this point see the ability to pack two Big Fours together onto one signal.

Craig	In other words, you're saying it might be these independent stations and religious stations that might want to list to monetize three or six megahertz just—

Brian
Yes, even a CW, MI, most of those are not in HD. You kind of extend them to 16 by 9, but most of that is not broadcasting in HD, and so, you could probably pack one of those with a Big Four. Most of those stations aren't carrying live HD sports. So, I think something like that could work.

Craig
But of course, you're just saying that [indiscernible] would not be happy as a company if you gave up the other two megahertz after your broadcast signal, then you could not do mobile TV in the market and/or some additional multicast channels, right?

Brian
Yes, I think you're pretty limited then. Basically, all you are is just an over-the-air broadcaster, and that’s kind of it. Scripps, we've been at it a long time, and we've kind of navigated with the industry, and the idea of doing mobile, the idea of using our excess spectrum for data sharing or multicast or mobile or leasing, although those things we think is good business, and so, I think for the most part protecting the limited part of what's left from a network affiliated signal, to us, probably makes a lot of sense.

Craig
So, it sounds like then every broadcaster I've talked to with the exception of Tribune has indicated publically or privately, though I think the public companies we covered that they have no interest in participating in this auction. So, I find it interesting. What are your thoughts? Or do you think they're posturing?

Brian
I'm sure there's posturing. I think if you run a bunch of network affiliated stations like we do, you look and say okay, probably the channel sharing is not a really good option. So, then your option is just staying or get out. I think many of them, many of us are all publically-traded companies, and at the end of the day, we have to answer to our shareholders and to our boards, and also, at least speaking for us, we'll run all the models, we'll look at all of the different options about early prices put out there by the FCC. You take a look at what the tax basis is and the impact and what the value it brings to a company. We look at if you're willing to share and give back a little bit what the value created is, and then, how you put that value to work.

So, as a publically-traded company, I think we have that responsibility. At the end of the day, I'm probably not doing backflips yet on anything I've seen from the FCC in terms of the prices or how it's going to be handled, but we'll do all the modeling, and if there is something compelling, I guess we would certainly have conversations around here about it. So, I can't speak for anyone else. Some of it may be posturing or some people may just look at it and say we know the business we want to be in, we want to hang onto our spectrum, we want to retain the right to be able to do mobile and be more valuable in our communities than we ever have, and so, those are for each company to evaluate.

Craig
Let me ask you this, Brian. Why would your company or any major broadcaster, public or not, want to sell spectrum now if they're not financially distressed? From my point of view, the spectrum is only going to increase in value over the next five to ten years and stuff. If you're not financially distressed, why would you want to sell now because do you really believe you'll never have another chance to sell this spectrum?

Brian
No. I believe there will be plenty of chances to sell spectrum. Spectrum is going to become more and more valuable. This spectrum on the 600 megahertz where we're operating is going to be really valuable. I have to believe that on an annual basis, the telcos are going to want and need more and so, my personal opinion is that there will be other cuts of the apple, and I think spectrum is going to be more and more valuable, and so, that crunch and that demand will continue to exist. So, this may be the only time in the next couple years where there's an organized process for doing that, but at the end of the day, I think there will be however many years down the road more opportunities to sell spectrum, and I think spectrum will continue to escalate in value.

Craig
Let me ask you a technical question here. Would it take another act of congress to have another auction, or could they do another auction for this 2023 deadline you were talking about without [indiscernible]?

Brian
My understanding is, and I'm not an expert on this, Craig, but my understanding is they have one shot at this with this auction, with this authorized auction. So, they have to complete this process. They could always go and petition for a second auction, but my understanding is that they would not be able to do another one within this auction.

Craig	Okay. But again, you do think down the road, because I would think as well, there's more opportunity to sell spectrum further down the road?

Brian	Just my personal opinion, yes.

Craig
Okay. Just curious—it's my understanding the FCC is supposed to be going around here in the fourth quarter to talk to various broadcasters and drum up interest and so forth, and I'm also curious if you can comment on that. But have you also—has your company had a lot of discussions with the FCC or is still to come about this whole auction?

Brian
I wouldn’t say we've had a lot of conversation. We've had a little conversation. I don't know, six months ago, something like that, there was some dialog, and really, it was more just helping to explain the process that the FCC was going to be going through and kind of setting some timelines on when things would be happening and how it would be happening. So, I don't think they were advocating or there wasn’t a sales pitch going on or anything like that. This was very early on, and it was just helping us understand the process and what was going to try to be accomplished. We haven’t had any other dialog with them on this topic since. We're keeping them busy trying to close our deal so we may not have a lot of time to worry about spectrum conversations with us.

Craig
Sounds good. I have a question that was just emailed into me here, nitpick question about spectrum. You have the MyNetworkTV station in Detroit along with an affiliated station as well broadcast effort. Would you have any interest of potentially selling that MyNetworkTV spectrum? And you also, as you know, have an independent station in Lawrence, Kansas with a nearby affiliated station as well. Would that be more likely a potential sell, do you think?

Daniel
Yes. We just bought the station in Detroit. Detroit's our largest market. We make a boatload of money. Boatload's not a financial term I suppose, but it's a very good cash-flowing market for us. We love being in Detroit, and we bought that other station to give us a lot more flexibility.

We didn’t buy it as a spectrum play. We paid a fair amount of money already for it. So, I'm not sure we would get a great return on that if we were to turn it around. But long term, we see that television station being able to create a lot of value for our company. So, I think we like having that kind of presence and that kind of flexibility in Detroit.

And Detroit, for us, that’s a great market. There are only three people producing local news in Detroit. It's one of the smallest markets in the country relative to the video competitors. There's only an NBC, a Fox and us. So, having another station, and since we've purchased that station, we've been able to add three hours of local news every single day, and in this political window, that’s proving to be a good decision.

So, I don't think we're going to be looking to rush out. We didn’t buy it as a spectrum play to turn around and flip it. I don't think we're rushing to it. So, unless there was some incredibly compelling opportunity put in front of us, I'm expecting that we'll stay in business for the long term at that kind of profile in Detroit.

Craig
Let me switch topics if I could please to Seattle and the Indianapolis situations, which is what I would have asked you if this call was a week ago. I think you have an investor interest here. What is your take in what's going on with Tribune in the Seattle market where they may lose their Fox affiliation in that market to Fox, my understanding? And also, what happened in Indianapolis, of course, with Tribune gaining a CBS that was taken away from LIN and given to them by CBS? They’ve owned that station, as you know, for 50 years plus.

Brian
Right. So, I look at these as completely different situations. So, I think Fox a number of years ago was very vocal that they would like to control the stations in the NFC markets where they have the Fox NFL games, and so, if you remember about two years ago, they captured back the Fox station in Charlotte where they could control the Carolina Panthers and be able to be the home television station and company for that, and at that point, they were very vocal that Fox has a strategy that they would like to own the NFC markets, the host cities. And so, not surprised then that they moved forward and are working now to take control of the Fox affiliate in Seattle.

So, I think that that is an NFL/NFC play by Fox, which is completely different than what happened in Indianapolis, which was, in my opinion, kind of a positioning statement on retrans value or reverse compensation value relative to retrans, and so, we currently don’t have any CBS stations, so I'm not that close to it, but it appeared that CBS was trying to make a statement that what they think the value of their programming is relative to what people are collecting in retrans, and so, I think that that was a, call it what you want, a shot over the bow or just a better business opportunity that was aligned for them, but I think that’s what CBS was trying to accomplish there knowing they had a lot of negotiations up in the next couple months and they wanted to establish their value, and so, I see those

—what's happening in both of those markets being very different situations.

Craig
It certainly has spooked investors, and I have to think of some smaller broadcasting groups out there who have been worried for ages just knowing that from talking to them about losing their affiliations. I wonder if this is a shot across the bow, just you better play ball with us or not when we're talking about reverse compensation and so forth.

Brian
Yes, we've had a bunch of people obviously in the last couple weeks ask me is this the beginning of some domino effect. We haven’t seen it. I think it accomplished what CBS was trying to accomplish. It really would not be in CBS' interest to go and do this in a bunch of markets.

That was a really good television station in Indy, and it was one of the better rated CBS stations in the country. It had a legacy brand that was very important and meaningful to the city of Indianapolis, and so, for CBS to lose that local brand, to lose that local news and then move it to an unestablished television station with really no brand and now having to build itself and now trying to start a news organization, and I have to tell you, to start a news organization and suddenly start to compete in a market like Indianapolis I think will take years, and so, while CBS may have accomplished what they wanted in terms of getting more retrans than they would have gotten from LIN, at the end of the day, their value of their network ratings and their barter probably will go down across the country as the result of a dramatic step back in Indy.

And so, I'm sure they modeled that and said we can handle it once, but if they were to go and do that in ten other markets, boy, it could have a dramatic impact on their national ratings and the prices they're able to sell, and at the end of the day, it may just be a wash. So, I think that there are bigger implications there. If this began a domino effect, I don’t see it, I don’t expect it. I can't say that somebody else wouldn't try and do it once or twice, but do I see this becoming every market people stealing? I don’t see it. I think it would be a bad decision.

Craig	Is that—you're saying it loudly because of the dislocation when it changed from one channel to another, right?

Brian	Yes, and remember—

Craig	In households, right?

Brian
Well, it's beyond just moving a channel, right? So, they're going to a Tribune station that was a—what were they, a CW or a MyNetwork? And so, they had no news at all that they were already producing. So, now here's CBS that has to now start to create a news brand for their CBS evening news, for their morning show and associate it with a station that isn't at all known for news versus the CBS station that existed already in the market that had a great morning news, number two in the market, and suddenly now that’s the—they’ve lost that great lead in and that local brand associated with CBS news in the market.

Craig
Brian, given the massive amount of broadcast TV station consolidation here the last say two and half years, I think the TV stations have done that trying to get some upper hand here as best they can on the retrans side and fight off on the network comp side. Is it very telling, just ask you this question here, is it very telling that the largest Fox affiliated group, Tribune, particularly now they've bought local TV almost two years ago now, give or take double the size of their footprint of TV stations that actually Fox is coming back and trying to take potentially the Seattle station away from their biggest Fox affiliate group out there? The Tribune can't win out on that.

Brian
I think with some of the networks, loyalty is not great. So, you saw that with CBS and LIN. LIN's their third largest donor, and they were willing to do that to LIN and take away that affiliation. They're willing to do something. Fox is willing to do something like that with Tribune. So, I think the networks clearly have their own best interest at heart, and at the end of the day, they’ll have to evaluate whether disrupting some of these business relationships and these partnerships that have existed for decades is in their best interest.

Craig
You did of course say you don’t currently have any CBS stations but you will. When you close the General Communications merger, will have the national CBS station, a great station, very well run, obviously broadcasts the Tennessee Titans and the AFC and NFL. Are you worried at all that CBS may try to take that affiliation away or move it to somebody else in that market?

Brian
I think we're putting together two things. I think that Fox is the one who came out and said they have a strategy that they want to own the station in their NFC markets and they are doing that. CBS has never said that. CBS has never done that. Their strategy is obviously a little different, and so, we haven’t seen them try and capture for their own self any of the CBS NFL markets.

But I think if you look at Nashville, there are a couple things that I look at. Number one, it's Fox's strategy. It's not CBS's strategy. Number two, Nashville is a much smaller market than Seattle, which means the average unit rates associated with an NFL game in Nashville is significantly less than what you would capture in Seattle. So, there's less NFL revenue to be gained.

And then, beyond that, our national station is one of the best in the country. So, it is literally one of the three or four highest rated CBS stations in the country. So, for them to take away the CBS affiliation, again, anyone else they would put it on in that market is well back of the news brand that we represent or the CBS in Nashville represents.

And I would say that they'd have to kind of restart building their brand and starting over again, and they'd have to look at, again, the smaller market as the NFL revenue and Nashville really worth losing the platform of one of the best CBS stations in the country. I think that’s a real question. So, we think this television station that we're looking forward to closing on and owning is an amazing station that is one of the pearls in this CBS affiliate and we would expect and hope that that continues to be the case.

Craig
It's interesting to me, Brian, that looking at some data here, that CBS out of the 16 NFC football markets, they have stations in 7 of them, and then, you look at Fox, and they're in 11 of the 16 markets, and there's this Seattle situation on top of that. It seems to be in Seattle or any market for that matter—because CBS is well below the 39% cap if you give them all the UHF discount, the 50% discount, right?

Brian	Right.

Craig
I guess Fox is like around 25%, and we'll talk about that in a second if you think that 25% FCC cap or discount 50% cap will change. Could CBS buy an independent station in another NFL market and take away the CBS and put on their own this new independent station they buy or buy CW or MyNetwork and move it over? I know it will cause some dislocation in the marketplace, as you say, but I'm just—and I had an industrialist ask me this. Given the pressure on ratings out there for years, particularly the last two years, down 11% on average, 2012, 2013 down 8%, the data we look for last season and stuff with 18 to 49 adjusted for the Olympics, do you think these guys, it worries me at least, do you think the networks could try to offset any pressure on ratings and add revenue by trying to capture what Fox is doing, try to capture more dollars in these markets where NFL is in particular? Is that a strategy that could come here, come down the pike here?

Brian
I look at—I don’t want to speak for them, so we'll keep it just as a general conversation. Could they? Sure. Of course, they could. Have they? No. CBS has not done that. They’ve never said publically they have a strategy of trying to buy up all the CBS AFC markets. They haven’t done it.

And then, the other thing is I think it gets back to exactly your point, Craig. There's pressure on ratings, and I think if you go and look at the CBS change that just happened in Indy, CBS' ratings will go down for several years in Indianapolis as a result of the change they made, and literally, putting in on a station now with no brand that has to start a news organization. So, while they may pick up NFL revenue, what they're going to be doing is they're going to be losing their network news, their CBS This Morning revenue. They're going to be declining on their primetime revenue. They're putting in the NCA tournament on inferior television stations. At the end of the day, I'm not sure they’ve improved their financial situation at all because of what they lost versus what they're getting.

Craig
On a separate topic here, roughly a year ago, you remember the FCC went out for public comments and potentially doing away with the 50% UHF discount. It's been radio south as best I can tell since then, and this was, I think put out there potentially because they wanted to slow down the mass amount of consolidation in the industry, which has slowed this year. What do you think that is right now? Do you think the FCC will get rid of the 50% UHF discount with or without grandfathering?

Brian	I don't know. That could sit for years, and that wouldn’t be atypical for the FCC to put something out and then just let it sit around for a while or they may turn it in the next year or two. There are a couple different things that could happen.

They could get rid of the discount, and the discount probably doesn’t make sense anymore. In reality, it was back in an analog world where those signals were not as strong, and now, that’s not the case. In fact, UHF signals are probably better. So, the rule probably doesn’t make any sense anymore.

So, they have a couple options. They could do away the UHF discount and then hold everyone to the current 39% cap and then suddenly one or two are bucking it or over it and they could make people divest. I don't think that’s what would happen.

My gut would be if they decided to get rid of the discount, I would say they probably raise the cap. Again, my own just opinion now, but I would think they might raise the cap to say 45%, which I'm understanding is then everyone would fit in legally after getting away from the discount. Everyone would still be okay at 45. So, everything is grandfathered and you just kind of move forward with a new cap at 45. So, if you're asking for my opinion, I think the latter is probably what happens, but I also—this could happen this year or it could sit for five years, neither of which would shock me.

Craig
Let's talk about retransmission revenues and network compensation. What are your updated thoughts on network compensation in terms of what percent of retrans or the equivalent of do you think ultimately will end up going back to the broadcast networks?

Daniel	Like I've said to you plenty of times in the past, I think the right value exchange is 50/50. My opinion hasn’t changed. It's possible the network's opinion has changed a little bit.

And so, I think ABC's deal is up in the next couple months and we're very much involved in that conversation and trying to understand the value they both bring to the equation of our partnership is important, and so, we'll keep working through that, and I think that if they think that their value is worth more than 50 at the end of the day, then I think there's more flexibility that has to be shown by the network. If they're going to become theoretically syndicators where we have to buy programming from them and pay them for that programming, then I would want flexibility to not have to run crappy programs, and so, from a syndicator, if a show's not performing, I can take the show down.

So, if the networks think that they're worth more, that’s something that we could, I think, at least there should be flexibility that we should pay for what's good. We'll know soon. We're into that thing, and we're talking about a five-year deal with ABC, and so, I think we'll figure out what that value exchange is in the next couple months, and then, there'll be no more speculation. We'll be locked in and we'll have all sorts of other fun questions to answer.

Craig
Maybe just talk a little bit, Brian, it's my understanding that the last couple years at least ABC and NBC have been doing their network contracts with the TV stations on a percentage basis of retrans generally 50/50 from my understanding whereas Fox and CBS have not been tying it right to retrans and just asking for so many pennies per sub per month, and it could end up being whatever percentage it works out to and stuff. Do you see a day coming here where ABC/NBC will go more that route and not tie directly the percentage of retrans.

Brian
Yes, I think they're trying to. Actually, I think they’ve been trying to for years, and so, at the end of the day, there are few things that are different about NBC and ABC from CBS and Fox. Number one, for NBC, they have a consent decree that really limits them from being overly progressive relative to retransmission consent. They're conflicted on both sides, which is a blessing and curse for them, but because especially as they get the Time Warner deal done and all, they could influence the industry one way or another and the consent decree limits their ability to have that influence as a leader. So, they can't lean on this, so I think they have to be more passive and sit back and react to what the others are doing.

So, then you look at CBS and Fox who are perceived to be more aggressive and ABC less. My opinion is that ABC a lot of the retrans value is driven by sports, and ABC has less of the major sports' franchises than CBS and Fox. There's clearly a lot of value in the NFL, and CBS, Fox and NBC all have NFL and ABC doesn’t. ABC has some of the NBA and a little bit of college football and that’s about it. So, quite frankly, we think that the value created by ABC is less than the value created by others without having those major sports rights, and as a result of that, I don't think ABC can be as successful in trying to be a leader in this space.

Craig
Can you talk generally about retransmission? What retransmission payments are out there right now currently? We hear around $1.25, maybe as high as $1.50 for new contracts. Can you give us a sense where we're at here and also maybe what the annual escalators are? Are they generally 4% to 7% generally per year?

Brian	I think your scale is a little high for starting, and I think every negotiation is different. So, wherever you end up starting, it could be it grows a nickel a year, it could be it grows a dime a year. It really just depends on the leverage you bring into a negotiation.

Craig	You think $1.25 is a little high? I don’t know if you have a ballpark for new stuff out there, for retrans.

Brian	I think for some groups—for some MVPDs with leverage, that may be a big high.

Craig
Have you heard in the marketplace, I don't know without naming names, have you heard of any deals out there for network comp as a percentage of retrans being higher than 50/50 in favor of the networks?

Brian	I haven’t. There's speculation around obviously the CBS deal in Indy and all but I have not heard anything.

Craig
Are there any deals that you think that could come out of the FCC here to potentially try to slow down consolidation in the industry other than this 50% UHF discount? They don’t seem pleased with what's going on out there, right?

Brian	It's not their argument. In terms of retrans, they’ve stayed neutral on it, the FCC. They haven’t gotten involved in it. It's really congress would be the ones that would have to change regulation. I don’t think FCC has the authority to change the regulation. I'm talking about the retrans, and that has an impact on consolidations. Is that what you were asking, Craig, or did I miss a question?

Craig
Yes. I'm just curious if there's anything else that you can think of that the FCC may try to implement here to slow down the consolidation that’s been going on out here. They obviously are trying to keep down the [indiscernible] payments that the cable satellite guys have to make. Some of it obviously gets passed on to households, which at the end of the day they don’t want to see happen, those cable bills go up, right?

Brian	Yes.

Craig	And stuff. That’s I guess one question.

Brian
I'm not hearing anything right now. I sit on the NAB board and lots of other boards, and so, I think that there was some stuff recently that started circulating in the senate around the reauthorization of STELA, but I think broadcasters got through that pretty good, and I think some of the things that were initially rumored to be at risk wound up not being risks for us long term. So, I never know what the FCC is going to do, but I'm not seeing much or I'm not hearing much right now that looks like anytime immediately that there's something new that’s going to sidetrack us.

Craig
Okay. Can you talk a little bit about what you think changed—this shift on the advertising side, what do you think changed in the broadcast upfront market this year? It seems like it was a little bit worse. The data we looked at looked like it was down about 3% year-over-year versus same as last year it was down about 1.5% from the prior year, and when I kind of look at cable network stuff, this [indiscernible] it seemed like it was generally down flattish to down 5%, the cable network upfront, and so, what do you think has changed this year versus last year?

Brian
I think they're running open, and so, I think that in the last couple of years under delivery kind of packed up the system, bogged up the inventory and as a result put some pressure on the inventory, and that pushed stuff around at the network level and down to the scatter down to the local stations. So, I think the first thing is that actually broadcast ratings were performing pretty well at the network right now, and we saw good season last year in the networks and actually delivered on their rating points and their obligations, and so, they didn't have a lot of under delivery weight that they had to run a bunch of bonus spots that clogged up their inventory.

As a result of that, they had excess inventory as they worked through the season, and that kind of left them open for business, and that allowed the agencies to book business later and later and then even cut some fairly attractive deals that were deals that were better than what they would have been able to get in an upfront. So, that seems to continue to be the trend. Networks are delivering on their ratings. It's leaving their inventory open for business longer than it is, and agencies are saying hey, we think we can roll the dice and take the risk that we don’t have to lay in a full year, that there will be inventory out there later and we can deal on that inventory and maybe get a better deal at the end than we can get upfront, and I think that’s exactly what's happening, and that’s clearly having an impact on our national sales numbers.

Craig
I was particularly surprised relative to the broadcast networks, the pressure on cable networks this year in the upfront. I know we've seen numbers like that since 2008, 2009 and stuff. Can you just speak a little bit further what you think is happening there? Is it extra shift going on to mobile advertising out there incremental in a big way versus a year ago? What else are your thoughts?

Brian
We've been trying to get our arms around that, and there's clearly some people who are moving money around and putting it into mobile or digital, but just in the last couple weeks I've been working closely with our ad firm and to better understand the dynamics of the upfront and where that money is going. What we believe is that less than 1% of the money moved to digital, and so, we're not seeing a massive shift of money that’s leaving broadcast and going to digital.

One of the weird phenomenons around this time of year and even year for us is just the political. We do a really good job of scaring the industry that you're not going to be able to get good clearance of a schedule in certain markets because those are heavy political markets and inventory is bogged down by candidates, and that’s clearly the case. So, I think that as we've seen every political cycle, you get some folks who move money to cable network, cable, local cable, radio, stuff like that because they think that they're not going to be able to run an effective campaign on television, and then, I think you partner that just with a little bit of a weak economy. I would definitely not describe the economy as robust, and so, I think people are hanging onto their budgets a little longer, waiting month to month to see how sales are in the prior month and then figuring out what they can commit to ad budgets knowing that the networks or the cable nets or wherever are going to remain open for business. So, that’s what I see happening there.

Craig	Brian, with a major mobile advertiser like Facebook that’s approaching $2 billion of global mobile ad revenue, probably more than half of that coming from the US, where do you think that’s coming out of right now? Obviously, two years ago was essentially zero.

Brian
Yes, I think it's coming from a lot of places. We obviously own newspapers and we've seen newspaper ad spend go down. We've seen some television spend obviously that’s moved around. I think the same thing in radio.

I think everyone is just stepping back and assessing their entire media mix and figuring out where can they get the most bang for their buck, and obviously, many people think they need to be in mobile, but again, as we talked to the national advertisers, they say, look that stuff has a place, but what we can't afford to lose is the reach of television, and they don’t get that reach in digital. It's cost efficient. It's targeted, but they lose the reach and the brand opportunities, and so, that’s why while the economy is soft and the networks are remaining open for business, we're not all that nervous that big chunks of money are leaving us and going to digital right now.

Are there little pockets? Are there certain advertisers? Sure there are, but there's also stuff that comes—they sample there, they come back. So, I think overall as we said, we think in the analysis we've done that less than one percent of the upfront moved to digital and what we just need is a little tighter network environment.

Craig
Brian, what do you think of this trend that’s going on this year—almost every broadcaster that we analyze, the core national advertising has been down significantly worse than local TV advertising. Why do you think that is?

Brian
I think it's exactly what I just talked about, the fact that because the networks are remaining open for business, people are able to get a more efficient deal on the network than they'd be able to get in local markets. A fair amount of our national business often is when the networks get clogged up and advertisers need to get on the air with a campaign and they can't buy the network. So, they’ll go and take their money and buy the top 20 markets, top 30 markets, top 50 markets, and so, a fair amount of that scatter pushes down to the local broadcast groups. That’s not happening as much right now because the networks are remaining open for business, and if they're open for business toward the end, it means they're probably cutting some fairly discounted deals, which allows some advertisers to find a more efficient platform with the network than they could going spot market deep.

Craig
Do you think the national advertisers, just given in general they're much more sophisticated advertisers marketers than local TV advertisers, that maybe they're pushing more ad dollars towards mobile at a more aggressive rate than you're seeing with the local TV guys?

Brian
No. Again, as we just talked about with the upfronts, we think that less than one percent moved to digital. So, we have some really sophisticated advertisers in many of our local markets who are aggressive in the mobile space as well. They should be in mobile. National advertisers, regional advertisers and local advertisers should all be in mobile.

Mobile is more than 50% of our digital viewing is happening on mobile. Yet, the revenue has yet to catch up to that, and I expect it will in the coming years, but I think trying to figure out where that’s going to come from, I still think there's a lot of value to the reach of television, and so, I think it'll just come from snippets of lots of different places.

Craig
Okay. Can you just maybe comment on the TV advertising trends out there, what they're like? I was just talking recently to another competitor of yours, large broadcast competitor of yours, that was saying that TV ad trends, core ad trends excluding political was tracking down similar to what they saw in the second quarters here in the third quarter, but the ad pacings for the fourth quarter numbers were trending better. Any comments there?

Brian
I have to be careful. We haven’t released anything obviously yet for third quarter, and so, I think our guidance previously was that we thought national would be a bit better than it was and second, and so, I think that I can't say anything that would change that, but I think the environment you're describing is probably accurate. The one thing you just want to keep in mind is it'll vary market to market and group to group based on what's happening politically.

And so, if you get into a couple of your large markets and you have some pretty heated competitive races where there's money coming from outside parties and all, it'll definitely have an impact on displacement of local and national spots, and so, I think that'll kind of play itself out on a market-by-market basis. But I think your general statement that you made about talking to somebody else, I think I wouldn’t disagree with it too much.

Craig	I understand for the investors that there are no investors in the queue right now, but Linda, did you want to just ask if anybody had any questions for Brian right now?

Moderator	(Operator instructions.) There are no questions.

Craig
Let me ask just a few more questions just because I think they're important just based on the feedback I get from investors. Can you just comment about auto advertising trends out there? Generally, as you know, 20%, 25% of a typical TV station's ad revenues, but how is auto trending out there, if you could help us?

Brian
Again, I don’t want to say much beyond the guidance we've given, and we've had a great number of year run on the auto sector, double-digit growth from 2009 all the way through '12, good single-digit growth last year. I think we've kind of reported a little bit of a flattening in the first half of this year.

The one thing I would just say is as we look across the groups is it's kind of all consistent. We don’t see one sector that’s driving up or down. I think the domestics and the foreigns are all kind of facing the same challenges. The individual dealers are consistent with the dealer groups.

So, there are cars being sold, and again, maybe the car dealers are waiting a little bit longer to place stuff, and in some of our markets, we do have challenges where there's more displacement because of heavy political so that has an impact on some auto. But I think overall, auto seems to be trending toward a decent year, 15-plus million units sold, and so, I think that category remains healthy moving forward.

Craig
Brian, I wanted to ask you here on time shifting and the value of somebody watching an ad on a show X number of days later and how you kind of think the CPMs there may or may not differ versus watching it say live or in the first three or seven days and stuff.

Brian
I'm excited about what I see happening at the network level where some of the networks are starting to negotiate deals on C plus seven, and look, at the end of the day, we just want to be paid for the value of what we bring to an advertiser, and on the local side initially, a lot of the currency was live, and then live plus same day moved to where people were willing to give you credit for it doesn’t have to just be live but if they watch it within a couple hours, you're still obviously serving those same advertisers, and now, the currency has kind of moved more toward live plus three days, and so, I think most advertisers are believing that’s fair and that.

I was just looking at some numbers next year, yesterday, 40% to 50% of primetime viewing isn't happening live, and so, about say a third to half is happening live and then another third is happening in time shifted, and maybe another 8% or 10% is happening in VOD. We lose our value when it goes to VOD. But if we can get a time shifted C3 and I expect that we'll be able to move the dialog over the next hopefully year or so to more C plus seven or live plus seven on the local side, I think that provides a real good opportunity for us, and it seems like the networks and the agencies are realizing that that’s where there's fair value.

Craig
Do you see potentially a day coming beyond same day plus three or same day plus seven, and [indiscernible] at CBS there was talk that maybe getting paid out as far as 30 days out. But can you see a date potentially coming with the CPMs that are paid for further out or less than the upfront day or days and stuff or will it all be treated the same?

Brian
I'll be honest, Craig, I haven’t spent a lot of time thinking about that because as local broadcasters, we drop off on that. That’s really the space where the networks are able to take advantage of that really through their VOD offerings. After seven days, it really becomes a VOD thing, but we're in active conversations with our networks about allowing us to share in the VOD inventory, and I'm hopeful that we'll be able to move into that, and then, it's an opportunity to serve people no matter when the show is consumed, and maybe it's less time sensitive due to sales and things like that. So, maybe there's adjustment on a CPM, but quite frankly, if we're getting paid anything versus nothing, that’s upside to us.

Craig
On a cost-related question here, if I could ask, what's the general sense out there you help us with in terms of what syndicated programming costs are now versus a year ago versus before the financial crisis and stuff? How are things trending on it from what you're paying for programming for your industry?

Brian
We're paying a lot less for programming because we're creating a lot more of it ourselves. We have four shows in daily production every day that are going through many of our markets, and so, as you know, Craig, we were kind of the pioneer in terms of breaking away from renting our programming from syndicators and trying to create our own programming that could create value across just the Scripps group, and the first show that we developed was called Right This Minute; that’s a partnership with us and Cox and Raycom, but we invested in that because we were looking for a decent show just to run across Scripps. Well, that show has taken off, went into syndication now in over 90% of the US. It just picked up this season on the Fox O&O, so really good time periods in New York, LA, Chicago and the show is doing really well.

Beyond that, Let's Ask America is a game show that we created. Bill Bellamy is the host of that. That now has gone into syndication. It's in over 50 markets. It's running on the Game Show Network, and again, that was built on a business model that was for just Scripps, and then, we have a news program as well as an infotainment type show.

So, we're producing four shows every day that are running through many of our markets, if not all of our markets, and as we add on the journal stations, our ability to scale that well beyond our own group will have zero incremental costs. Every time we add a market for Let's Ask America or Right This Minute or something like that, it costs us nothing else to do and we're able to save all of those dollars from what we would have paid a syndicator for their programming. So, we're buying less.

The market, just speaking in general about the syndicated market, clearly has adjusted. Gone are the days of the Oprah type rates. What people have been paying for Katie and Meredith and all is a fraction of that, and quite frankly, there's not a lot of good stuff out there. So, it's not worth paying a lot of money for. So, I think that’s the challenge and that’s why we're so focused on trying to build our own stuff.

Craig	Linda, if I could just ask, is there anybody in the queue by chance, any investors wanting to ask a question?

Moderator	There are no questions.

Craig	Okay. Why don’t we leave it there, Brian and Carolyn? Thank you very much, everybody. Everybody, have a nice day. Thank you, everybody.

Brian	Thanks, everyone.

Carolyn	Thanks, Craig. Take care. Bye.

Moderator	Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation. You may now disconnect.

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